Exhibit 99.1
Ctrip Announces Signing of Definitive Agreement
for Acquiring Additional Shares of Home Inns
Shanghai, May 7, 2009 - Ctrip.com International, Ltd. (Nasdaq: CTRP) (the “Company”), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, announced today that it has entered into a definitive purchase agreement (the “Agreement”) to acquire additional 7,514,503 ordinary shares of Home Inns & Hotels Management Inc. (“Home Inns”) through a private placement of $50 million in equity. The purchase price per ordinary share is set at $6.6538 or $13.3076 per American Depository Share (“ADS”; each ADS equals two ordinary shares), calculated as the average of the closing prices for Home Inns’ American depository shares on Nasdaq for each trading day within the 30 calendar days preceding the Agreement date, i.e., within the 30 calendar days from and including April 7, 2009 up to and including May 6, 2009.
This transaction will increase the company’s ownership in Home Inns by 9.52% to a total of 18.25% of its aggregate basic shares outstanding. Prior to the transaction, the company held 3,443,131 ADS, representing 6,886,262 ordinary shares of Home Inns.
The transaction is expected to close on or before May 21, 2009, subject to customary closing conditions. The company will pay $20 million at closing and the remaining $30 million within 30 days of closing.
About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip also sells packaged tours that include transportation and accommodations, as well as guided tours in some instances. Ctrip targets primarily business and leisure travelers in China who do not travel in groups. These travelers form a traditionally under-served yet fast-growing segment of the travel industry in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
For further information:
Jade Wei
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 11543
Email: yuwei@ctrip.com